Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-163489

January 9, 2012

TARGET CORPORATION

Floating Rate Notes due 2013

Issuer:	Target Corporation

Title of Securities:	Floating Rate Notes due 2013 (the “Notes”)

Aggregate Principal Amount Offered:	$1,500,000,000

Maturity Date:	January 11, 2013

Base Rate:	LIBOR

Designated LIBOR Page:	Reuters Page LIBOR01 (or any successor page)

Spread:	Plus 3 basis points

Index Maturity:	Three months

Interest Payment Dates:	Quarterly on April 11, July 11, October 11 and at maturity, beginning on April 11, 2012

Interest Reset Period:	Quarterly

Interest Reset Dates:	April 11, July 11 and October 11, beginning on April 11, 2012

Initial Interest Rate:	Three-Month LIBOR plus 0.03% determined on the second London banking day prior to the Settlement Date

Price to Public (Issue Price):	100.000% of principal amount, plus accrued interest from the Settlement Date

Net Proceeds to Issuer:	$1,498,500,000 (before transaction expenses)

Trade Date:	January 9, 2012

Settlement Date (T+3):	January 12, 2012

Change of Control Offer:

If a change of control triggering event occurs with respect to the Notes, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes at a price equal to 100% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated January 9, 2012 relating to the Notes)

Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co., Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Type of Offering:	SEC registered (No. 333-163489)

Listing:	None

Long-term Debt Ratings:	Moody’s, A2; S&P, A+; Fitch, A-

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

CUSIP/ISIN:	87612E AY2 / US87612EAY23

Concurrent Offering:

The Issuer is also offering $1,000,000,000 aggregate principal amount of 2.900% Notes due 2022. For information concerning this concurrent offering, see the Preliminary Prospectus Supplement dated January 9, 2012 relating to the 2.900% Notes due 2022

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, by calling Goldman, Sachs & Co. toll free at 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com, by calling Barclays Capital Inc. toll free at 1-888-603-5847, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.